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                                                                       EXHIBIT 3


[DELOITTE & TOUCHE LETTERHEAD]




Date                                Reference

March 14, 2000                      A. Sandler




INDEPENDENT AUDITORS' CONSENT

We consent to the inclusion in this Annual Report on Form 20-F of our Independent Auditors' Report on the financial statement schedules of ASM International N.V. for the year ended December 31, 1999.



/s/ Deloitte & Touche Accountants
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